June 27, 2005

Mr. John Cash
Accounting Branch Chief
Division of Cooperative Finance
US Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Dear Mr. Cash:

Thank you for your courtesy in extending the time for us to respond to your letter dated June 7, 2005

We would like to acquaint you with the manner in which our Company handles its media advertising purchasing. This methodology, we believe, has worked quite successfully. The issue we are addressing is the financial reporting of our interim advertising expensed when reporting our quarterly 10Q financial statements.

The AICPA's Accounting Standards Executive Committee issued a Statement Of Position in May 1994 (SOP 93-7), Reporting on Advertising Cost. They stated that the guidance provided by SAS No. 69"does not apply to financial statement for interim periods." APB Opinion No 28, Interim Financial Reporting, paragraphs 15 and 16 provide guidance for interim periods.

APB No. 28 provides:

     d. Advertising costs may be deferred within a fiscal year if the benefits of an expenditure made clearly extend beyond the interim period in which the expenditure is made. Advertising costs may be accrued and assigned to interim periods in relation to sales prior to the time the service is received if the advertising program is clearly implicit in the sales arrangement.

We believe that our previously submitted schedules of the expenditures made quarterly and the yearly results as a result of the earlier expenditures substantiate our current accounting presentation.

However, there are four ways in which our interim accounting presentations could be presented in accordance with your preliminary comments. To determine which presentation most aptly relates to our advertising merchandising of our products, an overview of our procedures will provide a basis for determining a fairly presented interim accounting position.

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Overview of Purchase of Advertising for a Fiscal Year.

To compete in our industry requires a careful consideration of how and when to promote our products. The first quarter is the commencement of advertising for our regular product lines with new packaging and the new SKU presentations which we want to put on the shelves throughout the country. In the second quarter all the SKUs are in place and the advertising creates consumer demand
for our products at the highest level.    During the third summer
quarter sales, our advertising expense is significantly less because the consumer is on vacation, at the beach or spending more time outdoors than watching television. The fourth quarter is the Christmas preparation time with special packaging for shelf space during the season. Most advertising is related to Christmas gifts, not normal every day staple products like ours. Advertising for our products would get lost during the Christmas season.

On or about October, we begin to purchase advertising time for the next fiscal year (beginning December 1). During this time, we usually purchase 75% of our overall advertising for the coming year. We do not determine exactly which product we actually intend to advertise. We focus mostly on beginning our advertisements in the first quarter with the heaviest expenditures in the second quarter when there will be strongest demand for our products. Usually within a short time frame before the advertising is to run, we try to coordinate with co-op promotions and decide which products to advertise.

We will spend 75 to 80% of our overall advertising budget in the first two quarters. We still have approximately 20% of our budgeted advertising expenditures available for the third and fourth quarters on a spot purchasing basis to plug into the market on whatever product we feel requires a boost and whatever market we want to reinforce from our prior advertising expended during the first half of the year.

We are free to use our advertising throughout the year on any product in any market place that we feel will provide the best results.

With the above in mind, I would like to review the five various advertising accounting presentations that would reflect our business operations.

A.   Current Accounting Interim Presentations

Our current pro rata accounting interim presentation has previously been discussed in our prior response to our comments.
(See Schedule A-I annexed hereto.)

B.   Advertising Charge to Quarterly Statement of Operations When
     Advertising Actually Runs -No Quarterly Accruals

This method of interim accounting was referred to in our response to your letter on May 10, 2005. We attempted to provide information that our advertising in the first and second quarters is actual "pump priming" and has a direct impact on our sales in the third and fourth quarters.

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We believe that if we were required to adopt this method, it would cause substantially uneven quarterly results and would not enable the shareholders to fairly judge the Company's quarterly performance. As a public Company, the market is sensitive to the "bottom line." Using this method would negatively skew the picture of a healthy company by showing less profit in the best revenue producing quarters and more profit in the quarters with less revenue. (See Schedule B-II annexed hereto.)

C.   The Method Employed by a Competitor in the Health and Beauty
     Aid Industry

This method requires the company to make two determinations prior to the beginning the new fiscal year, i.e.:

       .    estimated amount of revenue anticipated
       .    estimated advertising to be purchased.

 For each quarter thereafter, the company deducts (as a percentage of anticipated revenues), the projected expenditures from the sales of each product. For example, if sales were projected at $200 million and advertising expenses were projected at $20 million, each dollar of sales would require expensing 10% for advertising. At year's end, the company would make whatever adjustments are required to record the actual expenditures made and reflect these adjustments in the fourth quarter.

This method, like our current method, reflects the exact advertising expenditures to be charged in the year end statement.
This method, like ours, spreads the cost out over the year without burdening any one or two quarters. (See Schedule C-III annexed hereto.)


D.   Matching of Advertising Cost by Product

This method might be somewhat more speculative than assuming the sale of all products to arrive at a percentage. As discussed in the "overview," we do not really know in advance what advertising costs would be spent on any one product line. Things change throughout the year. Every year a different product may have its "day in the sun" or it may lose some market share. (See Schedule D-IV annexed hereto. This schedule only records the actual advertising expense history. Expenses were not based on a predetermined marketing plan on a firm basis.) We believe that having to work with highly volatile estimates of revenues and advertising by product line could require a substantial adjustment in the fourth quarter operating results.

Conclusion

We have presented the proforma schedules to analyze the effect upon the interim quarters as summarized in Schedule E-V attached
hereto.  We suggest that CCA use either Method A or C.   We
believe that expensing advertising expense ratably over the

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quarters is the fairest way to present the interim statement of operations (Our current method "A"). Method "B" Schedule B-II, we believe would show a quarterly aberration on earnings.
Schedule C-III "C" is the closest to the ratable charge per quarter; and, Method "D" is the method that would require substantial year-end adjustments.

We await your comments and of course, we will adopt whatever method you determine is most reflective of quarterly results. We do request that no change is made during this fiscal year, but the change can be instituted beginning fiscal 2006. We respectfully suggest that we have used the ratables expense for the past 20 years and we would like to maintain our current financial reporting procedure. From an accounting conclusion, all four positions end with the exact year-end results.

We understand that (1) we are responsible for the accuracy and adequacy of the disclosures in our filings, (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,



John Bingman
Chief Financial Officer

/js

cc: Patricia Armelin
    Staff Accountant
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